FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

14 March 2024

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

1.   Annual Incentive awards (Performance Year 2017)

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2018 as a part of variable pay for the performance year ended 31 December 2017.

On 12 March 2024, tranches of the Awards granted in 2018 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.899177 per Share1
Noel Quinn	21,504	10,107

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.899177 per Share1
Colin Bell	14,943	7,024
Pam Kaur	15,631	7,347
Ian Stuart	13,488	6,340

1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

2.   Long Term Incentive awards (2021 to 2023 performance period)

Long Term Incentive awards (the "LTI Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2021, with a three-year forward-looking performance period commencing on 1 January 2021 and ending on 31 December 2023. The performance outcome of 75% was determined based on an assessment by the Group Remuneration Committee of performance against financial and non-financial measures, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2023. Shares will vest in five equal annual instalments, each with a one-year retention period, commencing from March 2024.

On 12 March 2024, tranches of the LTI Awards granted in 2021 vested and the following transactions took place in London:

Directors

Name	LTI Award lapsed	Total number of Shares vested	Number of Shares sold at £5.899177 per Share1
Noel Quinn	279,639	167,782	78,858

1 Represents shares sold to cover withholding tax.

3.   Annual Incentive awards (Performance Year 2020)

Awards of Shares in the Company were granted in 2021 as a part of variable pay for the performance year ended 31 December 2020.

On 12 March 2024, tranches of the Awards granted in 2021 vested and the following transactions took place in London:

Directors

Name	Total number of Shares vested	Number of Shares sold at £5.899177 per Share1
Georges Elhedery	61,104	28,719

Other PDMRs

Name	Total number of Shares vested	Number of Shares sold at £5.899177 per Share1
Colin Bell	23,391	10,993
Gregory Guyett	61,104	28,719
John Hinshaw	49,453	23,243
Pam Kaur	42,388	19,922
David Liao	18,753	2,813
Nuno Matos	22,607	4,395
Stephen Moss	19,168	265
Barry O'Byrne	27,714	5,321
Michael Roberts	46,879	23,932
Surendra Rosha	24,106	3,616
Ian Stuart	20,447	9,610

1 Represents shares sold to cover withholding tax.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date, with the exception of David Liao who is subject to a six-month retention period.

4.   Annual Incentive awards (Performance Year 2021)

Awards of Shares in the Company were granted in 2022 as a part of variable pay for the performance year ended 31 December 2021.

On 13 March 2024, the first tranche of the Awards granted in 2022 vested and the following transactions took place in London:

Name	Total number of Shares vested	Number of Shares sold at £5.91874 per Share1
David Liao	27,591	4,139
Stephen Moss2	17,241	-
Michael Roberts	43,415	22,164
Surendra Rosha	27,591	4,139

1 Represents shares sold to cover withholding tax.
2 Awards vesting in the local jurisdiction of employment are not subject to Income Tax and Social Security liabilities.

The PDMRs are required to retain a number of Shares equivalent in value to those that vested under the Awards (net of tax liabilities) for twelve months from the original vesting date.

For the purpose of the below disclosures, the value of the Awards which vested on 12 and 13 March 2024 has been calculated using the closing Share price on the London Stock Exchange on 8 March 2024 of £5.7990.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	189,286	£1,097,669.51
		Aggregated	£5.799	189,286	£1,097,669.51

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	88,965	£524,820.28
		Aggregated	£5.899	88,965	£524,820.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Lapse of 2021 Long Term Incentive awards			Price	Volume	Total
			£0.00	279,639	£0
		Aggregated	£0.00	279,639	£0

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	61,104	£354,342.10
		Aggregated	£5.799	61,104	£354,342.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	28,719	£169,418.46
		Aggregated	£5.899	28,719	£169,418.46

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Colin Bell

2 - Reason for the notification

Position/status			Chief Executive, HSBC Bank plc and HSBC Europe

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	38,334	£222,298.87
		Aggregated	£5.799	38,334	£222,298.87

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	18,017	£106,285.47
		Aggregated	£5.899	18,017	£106,285.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Greg Guyett

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	61,104	£354,342.10
		Aggregated	£5.799	61,104	£354,342.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	28,719	£169,418.46
		Aggregated	£5.899	28,719	£169,418.46

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	49,453	£286,777.95
		Aggregated	£5.799	49,453	£286,777.95

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	23,243	£137,114.57
		Aggregated	£5.899	23,243	£137,114.57

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	58,019	£336,452.18
		Aggregated	£5.799	58,019	£336,452.18

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	27,269	£160,864.66
		Aggregated	£5.899	27,269	£160,864.66

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	18,753	£108,748.65
		Aggregated	£5.799	18,753	£108,748.65

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	2,813	£16,594.38
		Aggregated	£5.899	2,813	£16,594.38

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	27,591	£160,000.21
		Aggregated	£5.799	27,591	£160,000.21

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.92	4,139	£24,497.66
		Aggregated	£5.919	4,139	£24,497.66

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	22,607	£131,097.99
		Aggregated	£5.799	22,607	£131,097.99

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	4,395	£25,926.88
		Aggregated	£5.899	4,395	£25,926.88

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive, Middle East, North Africa and Türkiye

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	19,168	£111,155.23
		Aggregated	£5.799	19,168	£111,155.23

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	265	£1,563.28
		Aggregated	£5.899	265	£1,563.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	17,241	£99,980.56
		Aggregated	£5.799	17,241	£99,980.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	27,714	£160,713.49
		Aggregated	£5.799	27,714	£160,713.49

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	5,321	£31,389.52
		Aggregated	£5.899	5,321	£31,389.52

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			Chief Executive, HSBC USA and Americas

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	46,879	£271,851.32
		Aggregated	£5.799	46,879	£271,851.32

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	23,932	£141,179.10
		Aggregated	£5.899	23,932	£141,179.10

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	43,415	£251,763.58
		Aggregated	£5.799	43,415	£251,763.58

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.92	22,164	£131,182.95
		Aggregated	£5.919	22,164	£131,182.95

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia-Pacific - The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	24,106	£139,790.69
		Aggregated	£5.799	24,106	£139,790.69

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	3,616	£21,331.42
		Aggregated	£5.899	3,616	£21,331.42

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	27,591	£160,000.21
		Aggregated	£5.799	27,591	£160,000.21

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.92	4,139	£24,497.66
		Aggregated	£5.919	4,139	£24,497.66

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£5.80	33,935	£196,789.06
		Aggregated	£5.799	33,935	£196,789.06

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2024-03-12	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£5.90	15,950	£94,091.87
		Aggregated	£5.899	15,950	£94,091.87

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 March 2024